Exhibit (h)(4)

GOLDMAN, SACHS & CO.

Transfer Agency Fee Schedule
and Amendment to Paragraph 6.02
of Transfer Agency Agreement

GOLDMAN SACHS VARIABLE INSURANCE TRUST
On Behalf of
All Funds

     For the services provided and the expenses assumed by Goldman, Sachs & Co. pursuant to the Transfer Agency Agreement dated October 21, 1997 (the “Agreement”) between the undersigned with respect to all Funds (the “Funds”) of Goldman Sachs Variable Insurance Trust (the “Trust”), the Trust shall pay to Goldman, Sachs & Co. as full compensation therefor a fee payable monthly at the annual rate of 0.04% of the average daily net assets of each Fund. This fee shall be reduced by the amount of the expenses borne by the Funds pursuant to the next paragraph.

     The Agreement is hereby amended to provide that each Fund shall bear all expenses properly incurred by the Fund and by Goldman, Sachs & Co. in connection with the performance of its duties under the Agreement with respect to such Fund, including the expenses referred to in paragraph 6.02 thereof, provided that the expenses so borne by each Fund may not exceed the monthly fee payable by such Fund at the annual rate of 0.04% of the average daily net assets of the Fund as described in the preceding paragraph. All expenses that exceed such annual fee rate shall be borne by Goldman, Sachs & Co., including the expenses referred to in paragraph 6.02 thereof.

     Except as amended hereby, the Agreement is reconfirmed and its provisions shall remain in full force and effect.

Goldman, Sachs & Co.		Goldman Sachs Variable Insurance Trust

By:	/s/Howard Surloff	By:	/s/ John Perlowski

(Authorized Officer)		(Authorized Officer)

Date: 8/1/02			Date:8/1/02